[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 14, 2020

BY HAND AND BY EDGAR

Division of Corporate Finance
Office of Life Sciences
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Attn:	Paul Fischer
Mary Beth Breslin

Re:	NANO-X IMAGING LTD
Draft Registration Statement on Form F-1
Submitted December 4, 2019
CIK No. 0001795251

Dear Mr. Fischer and Ms. Breslin:

On behalf of NANO-X IMAGING LTD, a company formed under the laws of the state of Israel (the “Company”), we submit herewith a revised copy of the above-referenced Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated December 31, 2019 (the “Comment Letter”).

The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Overview, page 1

1.
Please revise paragraph four to briefly discuss the basis for the statement that you will be able to market and deploy the Nanox System broadly across the globe “at a substantially lower cost compared to currently available medical imaging systems, such as computed tomography.”

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 1, 72 and 78 of the Revised Registration Statement to explain the basis for the statement that the Company will be able to market and deploy the Nanox System broadly across the globe at substantially lower cost compared to currently available medical imaging systems, such as computed tomography.

Mr. Paul Fischer and Ms. Mary Beth Breslin
Securities and Exchange Commission
January 14, 2020

2.
Please revise the second to the last sentence in paragraph five to indicate the basis for your belief that neither your X-ray source nor the Nanox.Cloud will require regulatory approval or clearance as individual products marketed independently from the Nanox.Arc. Please also revise to address the apparent discrepancy between this statement and your statement in the first sentence that you expect to submit a 510(k) application with respect to the Nanox.Arc and Nanox.Cloud for medical device clearance with the FDA at a future date.

Response

In response to the Staff’s comment, the Company has updated its disclosure on pages 1, 2, 72, 73, 78 and 79 of the Revised Registration Statement to include the requested disclosures.

3.	Please also revise paragraph five to clarify, as you do at page 74, that to date you have not obtained FDA feedback regarding the regulatory pathway you expect to pursue.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 1, 72 and 79 of the Revised Registration Statement to include the requested disclosures.

4.
Please revise to make clear the basis for describing your system as potentially “first-of-its kind” when you also state that you expect to make no new claims as to the operation, image quality or functionality of the Nanox.Arc compared to a predicate device and you have not yet produced a prototype of the Nanox.Arc nor a beta version of the Nanox.Cloud software.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 62 and 72 of the Revised Registration Statement to clarify that the Company’s digital X-ray source is “novel” compared to existing analog X-ray sources, whereas the Nanox.Arc that integrates such X-ray source is expected to achieve the same functionalities as predicate devices and therefore the Company expects to make no new claims as to the operation, image quality or functionality of the Nanox.Arc.

Certain of our directors and/or officers may have interests that compete with ours., page 23

Mr. Paul Fischer and Ms. Mary Beth Breslin
Securities and Exchange Commission
January 14, 2020

5.	Please revise, as appropriate, to discuss any mechanism in place to resolve conflicts of interest among the parties you have identified.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 23-24 of the Revised Registration Statement to include the requested disclosures.

Use of Proceeds, page 53

6.
Please revise paragraph two to indicate how much of the proceeds you intend to allocate to each use you have identified. Also, please clarify whether you anticipate having sufficient funds associated with obtaining regulatory clearance. If not, please indicate the source of any additional funds needed to do so.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on page 54 of the Revised Registration Statement to disclose how much of the proceeds the Company intends to allocate to each use identified. The Company believes it currently has sufficient funds to obtain regulatory clearance.

7.
We note disclosure at page 110 under “Asset Purchase by the Company from Nanox Gibraltar” that the consideration for assets transferred to the company will occur, among other events, upon “the closing of the first underwritten public offering of the Company pursuant to a registration statement under the Securities Act or the Israeli Securities Law.” To the extent that proceeds from the offering will be used as consideration for the assets transferred, please revise to so indicate, including the amount to be allocated.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that it will update its disclosure in future filings with respect to the requested disclosures.

Business, page 68

Mr. Paul Fischer and Ms. Mary Beth Breslin
Securities and Exchange Commission
January 14, 2020

8.
Please describe the material terms of your collaboration agreement with Hadasit Medical Research Services and Development Ltd., referenced in Note 10 on page F-18, including a description of each party’s rights and obligations, a quantification of any payment obligations including milestones and range of royalty payments, the contract term and any termination provisions. Please also file the agreement as an exhibit or provide us with an analysis supporting a determination that you are not required to file it as an exhibit.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 82-83 of the Revised Registration Statement to describe the material terms of the collaboration agreement with Hadasit Medical Research Services and Development Ltd. (the “Collaboration Agreement”).

The Company respectfully advises the Staff that, while the Company believes that the collaboration with Hadasit Medical Research Services and Development Ltd. is important to the business of the Company, the Collaboration Agreement was made in the ordinary course of business and the Company is not substantially dependent on the Collaboration Agreement. Since its inception, the Company has been routinely seeking collaboration and similar arrangements with third-party research institutions, technology companies, local operators, integrators, radiologists and third-party payors for the research, development, manufacture and commercialization of its medical imaging technology and medical images devices. The amount paid by the Company under the Collaboration Agreement is expected to account for an insignificant amount of its consolidated operating expenses for the year ended December 31, 2019. The Company also has no obligation to enter into any project agreements with Hadasit that will cause the Company to pay Hadasit any payments in excess of the amount advanced. In addition, the Collaboration Agreement does not fall under Item 601(b)(10)(ii)(B) of Regulation S-K as in the case of any license or other agreement to use a patent, formula or trade secret upon which the Company’s business depends to a material extent. The Company’s business is dependent on its proprietary digital X-ray source and the related medical imaging system, and the Company does not expect to rely on any license to be granted by Hadasit under the Collaboration Agreement for the operation of its core business. To date, no project agreement has been entered into by the Company and Hadasit. Because the Collaboration Agreement does not qualify under the definition of “material contract” provided under Item 601(b)(10) of Regulation S-K, it is not required to be filed as exhibits to the Revised Registration Statement.

Intellectual Property, page 77

9.	Please revise to identify the other jurisdictions where you have nine patents issued.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on page 84 of the Revised Registration Statement to include the requested disclosures.

Mr. Paul Fischer and Ms. Mary Beth Breslin
Securities and Exchange Commission
January 14, 2020

10.
We note your reference to existing license agreements in sentence one of the first full risk factor on page 28, but see no further discussion of these agreements, nor are they listed in your exhibit index. Please revise or advise. Please also expand to describe the terms of the right of first negotiation agreement with Fujifilm as noted on page 29 and file it as an exhibit, or provide an analysis as to why you are not required to file it.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 29 of the Revised Registration Statement to clarify that there are currently no existing in-license agreements under which it is required to pay milestones and royalties related to the development or commercialization activities of its products. In addition, in response to the Staff’s comment, the Company has revised its disclosure on page 80 of the Revised Registration Statement to describe the terms of the right of first negotiation agreement with FUJIFILM Corporation (the “ROFN Agreement”).

The Company respectfully advises the Staff that the ROFN Agreement was made in the ordinary course of business and it is not substantially dependent on the ROFN Agreement. As part of the Company’s licensing model, the Company seeks to enter into various licensing agreements, including any related right of first negotiation agreement similar to the ROFN Agreement, with multiple medical imaging device manufacturers. In addition, the agreement only provides for the right to negotiation by June 30, 2020, without any obligation on the part of the Company to enter into any license agreement or other agreement with FUJIFILM Corporation, and the ROFN Agreement also does not provide for any payment terms with respect to any future transactions. Furthermore, as the Company expects its primary business model to be the Subscription Model and views the Licensing Model as a transitional phase, the Company does not expect to be substantially dependent on the license agreements, including the related ancillary agreements such as the ROFN Agreement, for the operation of its business. As a result, the ROFN Agreement does not qualify under the definition of “material contract” provided under Item 601(b)(10) of Regulation S-K, and therefore is not required to be filed as exhibits to the Revised Registration Statement.

Note 1. General, page F-8

11.
We note that the asset purchase agreement excluded the shares of Nanox Japan, Inc., a wholly owned subsidiary of Nanox PLC (page 110) and you adjusted the financial statements to reflect only the net assets that were transferred in the transaction. Since the financial statements appear to include Nanox Japan, please explain to us the interests in Nanox Japan that were transferred under the asset purchase agreement and are reflected in the financial statements.

Response

The Company acknowledges the Staff’s comments and confirms that there are no interests of Nanox Japan transferred under the asset purchase agreement. The consolidated financial statements reflect only the costs incurred for services provided by Nanox Japan to Nanox PLC.  The services performed were mainly research and development activities that were requested by Nanox PLC and, as a result, are considered an expense of Nanox PLC.  Therefore, these costs are included in the consolidated financial statements of the Company. The Company respectfully advises the Staff that it will revise Note 1 to specifically note that Nanox Japan is not part of the asset purchase agreement in future filings and as part of the issuance of the 2019 financial statements.

Note 2. Significant Accounting Policies, Functional Currency, page F-9

Mr. Paul Fischer and Ms. Mary Beth Breslin
Securities and Exchange Commission
January 14, 2020

12.
Please reconcile the disclosure on page 22 that a significant portion of your operating expenses, including personnel and facilities related expenses, are incurred in NIS and Yen, with your disclosure on page F-9 that a substantial portion of your operational costs are denominated in U.S. dollars. Tell us how you considered ASC 830-10-45 in determining that your functional currency is the U.S. dollar.

Response

In response to the Staff’s comment, based on the Company’s assessment, the functional currency of the Company is the U.S. dollar for the following reasons:

•	All of the Company’s fund raising agreements to date have been in U.S. dollars or linked to the U.S. dollar;

•	Most of the Company’s signed material agreements with third parties are in U.S. dollars;

•	The Company’s planned commercial agreements are expected to be in U.S. dollars; and

•	The vast majority of operating expenses is in U.S. dollars.

As a result, the Company’s functional currency is considered to be the U.S. dollar.

The Company acknowledges that the expenses in NIS and Yen are mainly personnel and facilities related and, therefore, are subject to exchange rate fluctuations. However, these amounts are not a significant portion of the Company’s operating expenses. The Company has revised its disclosure on page 22 of the Revised Registration Statement to remove the word “significant.”

Note 4. Related Party Liability, page F-13

13.	Please show us how you calculated the amount of the related party liability of $8,157,000.

Response

In response to the Staff’s comment, in accordance with the terms of the asset purchase agreement, Nanox IL shall pay Nanox PLC an amount of $6,127 thousand for the acquired assets (excluding cash). The Company has the option, at its discretion, of paying the related party liability in cash or in the Company’s securities at a 25% discount on the per share price to be determined in an IPO or a qualified equity financing. Based on the Company’s determination that it will pay for the assets with the Company’s securities, the related party liability was calculated using a 25% discount from the asset value (e.g., $6,127 thousand divided by 75%) adjusted slightly by an immaterial amount for the estimated time value of money.

Note 6. Shareholders’ Equity, page F-13

Mr. Paul Fischer and Ms. Mary Beth Breslin
Securities and Exchange Commission
January 14, 2020

14.
Please tell us why you reflect the sale of 1,666,774 ordinary shares during the year ended December 31, 2018, for an aggregate amount of $3,684,000, as a non-cash financing activity in the statement of cash flows on page F-7.

Response

In response to the Staff’s comment, as background for this matter, please refer to Notes 8(c) and 8(d) to the consolidated financial statements.

As noted in the footnotes, Six-Eye was a related party that provided research and development, general and financial management (including accountancy), office management and operational and supply services to the Company. During the year ended December 31, 2018, the Company incurred $1,752 thousand in costs related to such services (refer to note 8(b)).  In order to pay for such services, the Company raised $3,684 thousand in the aggregate from third-party investors. These investors sent the funds directly to Six-Eye whereby the cash was never received by the Company nor remitted from the Company to Six-Eye. Since no cash was transferred between the parties, the aggregate amount of $3,684 thousand was presented as a non-cash financing activity in the statement of cash flows.

15.
We note that your pro forma presentations on pages 6, 8, 55, and 56 assume the issuance of ordinary shares that will be issued upon the exercise of warrants held by certain of your shareholders immediately prior to the closing of the offering. Please tell us where you discuss these warrants in the financial statements and why you believe the warrants will be exercised prior to the closing.

Response

In response to the Staff’s comment, the warrants that are discussed in the pro forma presentations are disclosed in Note 10, Subsequent Events and Note 6(a)(2) to the financial statements. According to the terms and conditions of the warrant agreements described in Note 10, upon IPO, the vesting of these warrants is fully accelerated. The warrants discussed in Note 6(a)(2) are already fully vested. The pro forma presentation will include those warrants that will be terminated, in accordance with their terms, if they are not exercised upon an IPO event. As a result, given that these warrants are currently in-the-money, the Company has assumed that the warrant holder will exercise its option at the IPO. In future filings and as part of the issuance of the 2019 financial statements, the Company will note the acceleration clause described above in its shareholders’ equity footnote.

Note 8. Related Parties, page F-16

Mr. Paul Fischer and Ms. Mary Beth Breslin
Securities and Exchange Commission
January 14, 2020

16.
In Note 8(d), you disclose that the related party receivable of $1,694,000 includes funds you received from Six-Eye from the sale of ordinary shares in 2018 less amounts payable under your consulting agreement. Please tell us why you reflect the amounts net and where you include the consulting services in the statements of operations. Ensure that you include all of the disclosures required by ASC 850-10-50-1 in the financial statements.

Response

In response to the Staff’s comment, the Company respectfully refers the Staff to comment 14 above with regard to background on this matter.

Due to the fact that the investors paid to Six-Eye an aggregate amount of $3,684 thousand, the Company, as of December 31, 2018, had a prepaid balance of $1,694 thousand for future services to be received from Six-Eye. The Company will revise the current line item “Related party receivables” to “Related party prepaid expenses” in future filings. It should be noted that services performed by Six-Eye were in fact received during the fiscal year ended December 31, 2019. The Company and SixEye agreed to settle the funds on a net basis and, therefore, the balance sheet is presented on a net basis.

With regard to the statement of operations, services performed by Six-Eye are recorded in the statement of operations in both the research and development and marketing, general and administrative expenses line items based on the type of service provided by Six-Eye under Note 8(b) to the financial statements.

As a result, the Company has concluded that it has the appropriate disclosures required by ASC 850-10-50-1 in the financial statements.

General

17.
Supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company respectfully advises the Staff that there are no written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide the Staff with copies of all written communications used in reliance on Section 5(d) under separate cover. We confirm that potential investors will not retain copies of any such communications.

Mr. Paul Fischer and Ms. Mary Beth Breslin
Securities and Exchange Commission
January 14, 2020

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (212) 735-3416 or andrea.nicolas@skadden.com.

Very truly yours,

/s/ Andrea L. Nicolas, Esq.

cc:	Li Xiao
Kate Tillan
Securities and Exchange Commission